Mail Stop 4561

May 29, 2008

VIA U.S. MAIL AND FAX (206) 239-5605

Dennis K. Knapp
Chief Financial Officer
Avanade Inc.
2211 Elliott Avenue
Suite 200
Seattle, WA 98121

> **Re: Avanade Inc.**
> **Form 10-K for Fiscal Year Ended**
> **August 31, 2007**
> **Filed November 21, 2007**
> **Form 10-Q for Quarterly Period Ended**
> **February 29, 2008**
> **Filed April 14, 2008**
> **File No. 000-51748**

Dear Mr. Knapp:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KT for the fiscal year ended August 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Eleven Months Ended August 31, 2007 Compared to Twelve Months Ended September 30, 2006

(Benefit) Provision for Income Taxes, page 32

1.   Please tell us and disclose in your filing the facts and circumstances that caused management to determine that $63 million of the valuation allowance should be reversed during the fiscal year ended August 31, 2007.

Financial Statements

Notes to Consolidated Financial Statements

6. Share-Based Compensation

Avanade Inc. Long-Term Incentive Plan, page F-22

2.   It does not appear that you have provided all the required disclosures in accordance with SFAS 123(R) for your AVU Plan, specifically the weighted-average grant-date fair value, the intrinsic value of units vested and paid, the total compensation cost related to nonvested awards not yet recognized, and the weighted-average period over which total compensation cost is expected to be recognized. Please explain to us how you have complied with the disclosure requirements of paragraphs 64 and A240-A241 of SFAS 123(R).

Form 10-Q for the quarterly period ended February 29, 2008

Financial Statements

Notes to Consolidated Financial Statements

4. Material Transactions Affecting Shareholders' Equity, page 11

3.   In light of the absence of Board approval of the quarterly valuation as of the date your Form 10-Q was filed, please tell us how you have determined that redeemable common stock and employee stock options are fairly stated.

*   *   *   *

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3438 if you have questions.

Sincerely,

Robert Telewicz
Senior Staff Accountant